Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of FiberTower Corporation for the registration of (i) common stock, (ii) 9.00% Senior Secured Notes due 2016, and (iii) Guarantees of 9.00% Senior Secured Notes due 2016 and to the incorporation by reference therein of our reports dated March 13, 2009, with respect to the consolidated financial statements of FiberTower Corporation, and the effectiveness of internal control over financial reporting of FiberTower Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

January 27, 2010
San Francisco, California